2000 FIRST TENNESSEE BUILDING 165 MADISON AVENUE MEMPHIS, TENNESSEE 38103 PHONE: 901.526.2000 FAX: 901.577.2303

www.bakerdonelson.com

JACKIE G. PRESTER

Direct Dial: 901.577.8114

Direct Fax: 901.577.0762

E-Mail Address: jprester@bakerdonelson.com

June 1, 2012

VIA EDGAR

Mr. Michael R. Clampitt, Senior Attorney

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Fidelity Southern Corporation

Registration Statement on Form S-1 - Amendment No. 2

Filed May 29, 2012

File No. 333-180963

Dear Mr. Clampitt:

On behalf of our client, Fidelity Southern Corporation (the “Company”), we are responding to the comment set forth in the letter from the Securities and Exchange Commission (“SEC”) dated May 31, 2012 (the “Comment Letter”), related to the SEC’s review of the Company’s Registration Statement filed on Form S-1 on April 26, 2012, as amended by Amendment No. 1 filed on May 21, 2012 and Amendment No. 2 filed on May 29, 2012 (the “Registration Statement”). We have enclosed for your reference Amendment No. 3 which has been revised to reflect the SEC’s comment (the “Amendment”) which has been filed with the SEC on the date hereof. For your convenience, we have restated the SEC’s comment prior to our response below.

Prospectus Cover Page

1. Once you have named your underwriter(s), please provide a brief description of the underwriting arrangements. For example, describe whether the underwriters may be required to purchase any specific number or dollar amount of securities in certain circumstances. Refer to Item 501(b)(8) of Regulation S-K.

We have revised the cover page to indicate that the underwriters will agree to purchase the preferred shares desired to be sold by Treasury in a firm commitment underwriting.

ALABAMA  —  FLORIDA   —  GEORGIA  —  LOUISIANA  —  MISSISSIPPI   —  TENNESSEE  —  TEXAS  —  WASHINGTON,  D.C.

June 1, 2012

On behalf of the Company, the Company hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In you have any questions or comments related to our responses, please contact me at the number or email address set forth above.

Sincerely,

/s/ Jackie G. Prester
Jackie G. Prester